UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SIFY TECHNOLOGIES LIMITED

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(Name of Issuer)

ordinary equity shares, par value Indian Rupees 10 per share

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Satcom Universal Private Limited

Flat No.104, Lakshmi Apartments, Kailash Metta,

Waltair Uplands, Visakhapatnam, 530 003,

Andhra Pradesh, India

Attn: Anand Raju Vegesna

Phone: (91) 891-2553267

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 16, 2009

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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 1)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,530,000 equity shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,530,000 equity shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,530,000 equity shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage, rounded up to the nearest tenth of a percent, obtained by dividing (i) the number of equity shares held by the Reporting Person by (ii) the number of equity shares outstanding as of July 28, 2009 as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 1)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ananda Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,530,000 equity shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 14,530,000 equity shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,530,000 equity shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.2% *
14	TYPE OF REPORTING PERSON IN

* Represents the percentage, rounded up to the nearest tenth of a percent, obtained by dividing (i) the number of equity shares held by the Reporting Person by (ii) the number of equity shares outstanding as of July 28, as provided by the Issuer to the Reporting Persons.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 1)

The information in this amendment No. 1 is supplemental and is not a complete restatement of the text of the Schedule 13D. This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D filed on June 4, 2009 (as amended, the “Schedule 13D”).

This Amendment No. 1 is filed to report the acquisition of shares of the Issuer (as such term is defined below) pursuant to the Merger (as such term is defined below) described herein.

ITEM 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 1 relates is the ordinary equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The ordinary equity shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS trade on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Canal Bank Road Taramani, Chennai,  600113.

ITEM 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Board of Directors of the Issuer approved a merger of the Issuer with Sify Communications Limited, a majority owned subsidiary of the Issuer (“Sify Communications”), whereby Sify Communications would be merged with and into the Issuer, with the Issuer as the surviving entity (the “Merger”). The approval of the Merger was subject to the approval of the High Court of Madras, India.

On July 1, 2009, the High Court of Madras issued an order approving the Merger. On July 16, 2009, the Issuer filed the necessary returns with the Registrar of Companies, Madras, India, to deem the order of the High Court of Madras complete and Infinity Satcom Universal Private Limited, an Indian company incorporated under the provisions of the Indian Companies Act, 1956 (“Infinity Satcom”), as a stockholder of Sify Communications, received 10,530,000 shares of the Issuer’s stock in accordance with the Scheme of Amalgamation.

ITEM 5.   Interests in Securities of the Issuer.

(a)         Infinity Satcom is the beneficial owner of 14,530,000 Equity Shares, representing approximately 27.2% of the Issuer’s outstanding Equity Shares. In addition, since Ananda Raju Vegesna is the owner and Managing Director of Infinity Satcom, he may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Infinity Satcom.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any of the 14,530,000 Equity Shares nor sole or shared power to dispose of or direct the disposition of the 14,530,000 Equity Shares.

(c)         None.

(d)         Not applicable.

(e)         Not applicable.

ITEM 7.   Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Scheme of Amalgamation of Sify Communications Limited (Transferor Company) with Sify Technologies Limited (Transferee Company) and their respective shareholders

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 13, 2009

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Managing Director

ANANDA RAJU VEGESNA

/s/ Ananda Raju Vegesna

Ananda Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)